Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

1st September 2003

03032003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 12 2003 WASH. D.C. 187

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Dr Richard Lee is a Director, of the following Director's share transactions:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares	Price Per Share
Dr Richard Lee	Acquisition of HKLH ordinary shares	24/04/2003	+100,000	US$1.1156
	Disposal of HKLH ordinary shares	26/08/2003	-60,000	US$1.4500

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

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